Norton Rose Fulbright US LLP 1550 Lamar St., Suite 2000 Houston, Texas 77010 United States Direct line +1 713 651 5328 lee.mcintyre@nortonrosefulbright.com Tel +1 713 651 5151 Fax +1 713 651 5246

September 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera

Dorrie Yale

Re:	Crown Reserve Acquisition Corp. I Amendment No. 5 to Registration Statement on Form S-1 Filed September 4, 2025 File No. 333-287674 SEC Comment Letter dated September 18, 2025

Dear Ms. Rivera and Ms. Yale:

On behalf of Crown Reserve Acquisition Corp. I (the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 6 (including certain exhibits) (“Amendment No. 6”) to the Registrant’s above-referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”). This letter and Amendment No. 6 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 18, 2025 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 6.

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Ms. Rivera and Ms. Yale

Securities and Exchange Commission

September 23, 2025

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure referring to the shorter initial completion window of 12 months and an initial extension period. Please also revise to describe the terms regarding the automatic initial extension of three months. Refer to Item 1602(a)(1) of Regulation S-K.

Response: The Company has updated the disclosure on the cover page to describe the terms of the automatic initial extension of three months and also updated the definition of “Extension Period” on page 1 in response.

2.	We note your disclosure in the sixth paragraph that each private placement unit is subject to adjustment. Please revise your disclosure to address such adjustments or provide a cross-reference to the disclosure where found in your prospectus.

Response: The Company has revised the disclosures to clarify that the private placement units are not subject to adjustments in response.

Founder shares, page 22

3.	We refer to your revised disclosures that the private placement units that are being issued to the sponsor, comprising of Class B-2 and Class C Units, each consist of three shares of Class A ordinary shares. Please correspondingly update your disclosures regarding the number or percentage of public shares that would be needed to approve an initial business combination. Additionally, please expand your disclosures throughout, including any applicable exhibits, to clarify whether the waiver of liquidating distributions also applies to the shares in the private placement.

Response: The Company has updated the disclosures regarding the number and percentage of public shares that are needed to approve an initial business combination on pages 24, 51, 157, and 159 in response. The Company has updated the disclosures regarding the waiver of liquidating distributions as it applies to the shares in the private placement on page 27 to reflect the corresponding disclosure on page 155. Further, the Company has revised the disclosures on the applicable exhibits to reflect the same in response.

Description of Securities, page 154

4.	Please discuss the terms associated with the Class B-2 and Class C units now comprising the private placement units, and any terms that are different than the public offering units. For example, expand to include a discussion of the adjustment provisions.

Response: The Company notes that the terms of the Class B-2 and Class C units comprising the private placement units are addressed in the updated section titled “Private Placement Units; Class B-2 Units, Class C Units” on page 154. The Company has clarified in its disclosure that other than as set forth in the identified section, the terms of the private placement units the Class B-2 Units and the Class C Units are identical to the units being sold in this offering.

Notes to Financial Statements

Note 7 – Shareholder’s Equity

Warrants, page F-16

5.	We note your inclusion of the Form of Warrant Agreement as Exhibit 4.6 to the filing and the related disclosures on the warrants throughout the filing. Please tell us what consideration you gave to providing an accounting policy in the notes to the financial statements for the public warrants to be issued in conjunction with your offering.

Response: The Company has revised the disclosures under “Note 2 – Summary of Significant Accounting Policies” on page F-12 in response. Further, the Company has revised the disclosure on page F-16 to clarify that no warrants are outstanding as of May 15, 2025.

Ms. Rivera and Ms. Yale

Securities and Exchange Commission

September 23, 2025

Note 9 – Subsequent Events, page F-21

6.	We note you evaluated subsequent events through May 30, 2025, which you state was the date the financial statements were available for issuance. However as the report from your independent auditor is dated September 3, 2025, please tell us why you have not updated the date through which subsequent events were evaluated through the audit report date or revise as appropriate.

Response: The Company has revised the date through which subsequent events were evaluated to be consistent with the audit report date.

Exhibits

7.	Please reconcile the disclosure in your filing fee exhibit with the number of securities being offered as stated in the registration statement, or advise.

Response: The Company advises that the filing fee exhibit represents 17,681,250 units, including (a) 15,000,000 units to be issued in the offering and up to 2,250,000 units which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any, and (b) up to 431,250 units issued as part of the underwriting compensation in connection with the offering, each consisting of one Class A ordinary share, one-half of one redeemable warrant, and one right entitle the holder to receive one-fifth of one Class A ordinary share.

8.	Please file an amended Cayman Islands legal opinion without inappropriate assumptions. For example, see assumptions iii, v, vii, and xvi. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Company has filed an amended Cayman Islands counsel opinion as Exhibit 5.1.

*     *     *

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 6 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5328.

Very Truly Yours

By:	/s/ Lee McIntyre
Lee McIntyre

cc:	Prashant Patel (Crown Reserve Acquisition Corp. I)